Sonoco Products Company
                             One North Second Street
                               Post Office Box 160
                      Hartsville, South Carolina 29551-0160


                               September 11, 2007

Mr. Jay E. Ingram, Esquire
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re:      Sonoco Products Company
         Definitive 14A Filed March 16, 2007
         File No.  000-00516

Dear Mr. Ingram:

         This letter is in response to your August 21, 2007 comment letter addressed to Harris E. DeLoach, Jr., President and Chief Executive Officer, Sonoco Products Company regarding the filing referenced above.

Management Compensation. page 27

Compensation Discussion and Analysis. page 27:

COMMENT:

1. To the extent you correlate incentive programs with the achievement of certain annual individual objectives, please discuss the specific items of individual performance used to determine bonus payments and how you structure your incentive bonuses around such individual objectives. Also disclose whether any discretion can be or has been exercised with respect to meeting such goals and objectives and, if so, to whom such discretion is applicable. Please see Items 402(b)(2)(vi)-(vii) of Regulation S-K and Instruction 4 to Item 402(b). To the extent the committee's consideration of individual performance resulted in a payout for the last fiscal year, please provide appropriate qualitative and quantitative disclosure.

Mr. Jay E. Ingram, Esquire
September 11, 2007
Page 2

RESPONSE:

     The Annual Cash Incentive Awards discussed on pages 31 and 38-40 of the Proxy Statement do not have an individual objective component. Payouts, if any, under these awards are based solely on the extent to which the Company achieves base earnings per share, revenue growth and working capital improvement threshold, target or maximum levels. As stated in the third sentence at the top of page 31: "If actual performance is less than threshold, no incentive compensation is earned at the end of the performance period."

     As further stated in the last sentence of the fourth  paragraph on page 40:
     "No additional discretionary bonus awards were made to any of the NEOs in 2006." The term "bonus" was used in the context of annual bonus awards that would be reported in column (d) of the Summary Compensation Table.

     The 2006 Long-Term Incentive Program awards discussed on pages 40-42 of the Proxy Statement do have a discretionary individual performance component with regard to the size of each executive officer's individual award opportunity. As stated in the last sentence of the carry-over paragraph at the top of page 41, "The actual number of SSARs granted to the NEOs was based on the Committee's assessment of each person's relative performance in meeting the expectations of his or her position." The elements of individual performance considered by the Committee are set forth in the first, second and third full paragraphs at the top of page 41. Actual compensation earned as a result of the grant is solely dependent on stock price performance above the grant price.

     As stated in the third sentence under the caption "Performance Contingent Restricted Stock Units" on page 41, "The number of PCSUs granted to each individual was based on his target award as described on page 31, and adjusted upward or downward from target based on the Committee's judgment of the individual's performance." As noted in the last sentence of the first paragraph under this caption, "The size of these awards was based on the same achievements as cited above for the SSAR awards." Once the PCSU award is granted, the actual number of PCSUs that will vest, if any, after three years depends on the extent to which the Company achieves specified performance levels of cumulative base earnings per share and average return on net assets employed, as discussed at the bottom of page 41.

     As stated in the second paragraph of page 42, "The [2006 Long-Term Incentive Program] does not permit the use of discretion if performance targets are not met."

Mr. Jay E. Ingram, Esquire
September 11, 2007
Page 3


COMMENT:

2. With respect to the disclosure relating to competitive benchmarks, please specify where actual payments fall within targeted parameters.

RESPONSE:

     The Committee attempts to position the target compensation opportunity for incentive compensation for its executive officers between the 50th and 75th percentile of the surveyed peer group. The Committee then sets performance goals at a level deemed to be commensurately difficult to justify the payouts in the annual incentive and the long-term incentive program based on performance contingent restricted stock units at the threshold, target and maximum payout levels. The performance goals are set based on a variety of factors, including prior year results, the Board-approved business plan, comparisons of peer company performance levels, and stock analyst and investor expectations. In your letter you request detail on where the "actual payments fall within targeted parameters". Payouts for performance cycles ending with Fiscal Year 2006 were 179.6% of target and 123.3% of target in the annual incentive and performance contingent restricted stock unit plans, respectively. It is not possible to determine how actual payments made by the Company compare on a percentile basis to those made by peer companies due to differences in payout schedules and target grant levels among companies.


Review of Overall Compensation Components and Aggregate Awards. page 34

COMMENT:

3. Please provide appropriate disclosure addressing the committee's analysis of the information contained in the tally sheets and how the evaluation of this information resulted in specific awards or modifications to the manner in which you implement your compensation program. Please ensure that your disclosure explains and places in context how and why determinations with respect to one element may or may not have influenced the committee's decisions with respect to other allocated or contemplated awards. See Item 402(b)(1)(vi) of Regulation S-K.

RESPONSE:

     The Committee uses tally sheets to assess total executive compensation, to determine where total executive compensation falls in relation to peer companies, and to assess how the Company's overall compensation programs operate. The Committee did not make any adjustments to the Company's

Mr. Jay E. Ingram, Esquire
September 11, 2007
Page 4


     compensation programs as a result of review of tally sheets for 2006, and did not make any specific awards or modifications to awards for any individuals with respect to 2007 compensation. Furthermore, as noted at the bottom of page 34 and top of page 35 of the Proxy Statement, the Committee does not adjust one element of compensation to take account of performance, be it good or bad, with respect to another element of compensation.

Role of Executive Officers in Determining Executive Compensation. page 37

COMMENT:

4. Please provide a complete description of the committee's processes and procedures for the consideration and determination of executive compensation. See Item 407(e)(3) of Regulation S-K and Section V.D. of Commission Release 33-8732A. In doing so, discuss the extent to which Mr. DeLoach attends committee meetings or meets with the consultants used by the committee.


RESPONSE:

     The Company believes it has discussed its processes and procedures for consideration and determination of executive compensation as required by
     Item 407(e)(3) of Regulation S-K. The scope of authority of the Committee is set forth in the description of the Committee's purpose on page 18. (407(e)(3)(i)(A)). The last sentence under the caption "Role of the Executive Compensation Committee" on page 27 of the Proxy Statement states that the Committee does not delegate its decision-making authority relating to executive compensation. (407(e)(3)(i)(B)). The role of executive officers in determining or recommending the amount or form of executive compensation is discussed on page 37 under the caption "Role of Executive Officers in Determining Executive Compensation." (407(e)(3)(ii)).

     The Executive Compensation Committee's compensation consultant is identified and the consultant's role is discussed on page 36 under the caption "Relationship with Executive Compensation Consultant." As noted in the first sentence of the first paragraph of that section, the consultant is hired by the Committee, and as noted in the last sentence of that paragraph, the Committee has sole authority to dismiss the consultant. The consultant has no other economic relationships with the Company other than its role in providing advisory services in relation to executive compensation. The consultant is expected to assist the Committee and work on its behalf on matters related to the Committee's purposes and responsibilities as set forth in the Committee Charter.

     Mr. DeLoach attends Committee meetings, but is not present when his own compensation is discussed. As noted on page 36 of the Proxy Statement under the caption "Relationship with Executive Compensation Consultant," Mr. DeLoach may have "incidental contact" with the Committee's compensation consultant. In practice, this means that Mr. DeLoach may from time to time

Mr. Jay E. Ingram, Esquire
September 11, 2007
Page 5



          attend meetings at which the Committee's consultant is present or at which the consultant makes a presentation, and Mr. DeLoach may from time to time participate in group conference calls with the Committee's consultant. Mr. DeLoach does not, however, engage in one-on-one communications with the consultant and does not attempt to exercise any influence over the consultant's recommendations to the Committee.

          In its 2008 proxy statement, the Company intends to provide all of the
          Item 407(e)(3) information together in one section.

     The Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                  Sincerely,


                                  /s/Harris E. DeLoach, Jr.
                                  Harris E. DeLoach, Jr.
                                  President and Chief Executive Officer